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STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

September 19, 2012

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

          Thank you for your telephonic comments received on September 6, 2012, regarding the registration statements on Form N-1A for the Trust with respect to Market Vectors Coal ETF (the “Coal ETF”) and Market Vectors Gaming ETF (the “Gaming ETF” and, together with the Coal ETF, the “Funds”), each a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on July 16, 2012. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statements on its behalf. Below, we describe the changes that have been made to the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley
Washington DC     EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris     ASIA Beijing Hong Kong

          PROSPECTUS

Comment 1.

Please remove the “Fee Waivers and Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement” line items and the related footnote (a) in the Fund Fees and Expenses table in each Fund’s prospectus or confirm that the expense limitation referred to in footnote (a) continues for a period of at least one year from the date of the prospectus and revise the footnote accordingly.

	Response 1.	We hereby confirm that the expense limitation will continue for a period of at least one year from the date of the Funds’ prospectuses and have revised the footnotes accordingly.

Comment 2.	In footnote (a) to each Fund’s Fund Fees and Expenses table, consider clarifying whether acquired fund fees and expenses are excluded from the expense limitation, if accurate.

	Response 2.	We have revised the disclosure accordingly to clarify that acquired fund fees and expenses are excluded from the expense limitation.

Comment 3.

In the “Principal Investment Strategies” section in the Gaming ETF prospectus, please supplementally explain why the Index is concentrated in the consumer discretionary sector given the stated focus on the gaming industry.

Response 3.

For purposes of the Fund’s principal risk disclosures in sectors or industries that may constitute a significant portion of the Index, the Fund uses the Global Industry Classification Standard (“GICS”) for industry and sector designations. GICS places casinos and gaming as a subcategory under the consumer discretionary sector, so a substantial portion of the Index consists of companies classified in the consumer discretionary sector.

Comment 4.

Please revise each Fund’s “Principal Investment Strategies” sections to be consistent with each Fund’s disclosure of principal risks. For example, the staff notes that both Funds’ “Principal Investment Strategies” sections do not discuss investments in foreign markets although such investments are identified as principal risks, and the Coal ETF’s “Principal Investment Strategies” section does not discuss investments in China and emerging markets for which there are principal risk disclosures.

	Response 4.	The disclosure has been revised accordingly.

* * * * *

                     As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	neither Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss